UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

June 15, 2021
Commission File Number 1-15200

Equinor ASA

(Translation of registrant’s name into English)
FORUSBEEN 50, N-4035, STAVANGER, NORWAY
(Address of principal executive offices )

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   X      Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

This Report on Form 6-K contains a press release issued by Equinor ASA on June 15, 2021, entitled "Presenting strategy to accelerate Equinor’s transition".

Presenting strategy to accelerate Equinor’s transition

Today, Equinor ASA (OSE:EQNR, NYSE:EQNR) presents its strategy to accelerate the company’s transition while growing cash flow and returns.

Key highlights from the strategy update:

• Accelerating the transition and setting an ambition to reach a 40% reduction in net carbon intensity by 2035, on the way towards net zero by 2050.

• Stepping up investments in renewables and low carbon solutions to more than 50% of gross annual(1) investments by 2030.

• Growing cash flow and returns, expecting a free cash flow(2) of around USD 35 billion(3) before capital distribution in 2021 – 2026 and around 12%(3) return on average capital employed(2) in 2021 – 2030.

• Increasing the quarterly cash dividend to 18 cents per share and introducing new share buy-back programme.

“Our strategy is backed up by clear actions to accelerate our transition while growing cash flow and returns. We are optimising our oil and gas portfolio to deliver even stronger cash flow and returns with reduced emissions from production, and we expect significant profitable growth within renewables and low carbon solutions. This is a strategy to create value as a leader in the energy transition”, says Anders Opedal, president and CEO of Equinor.

Equinor has set a clear ambition to become a net zero energy company by 2050, including emissions from production and final consumption. Today, Equinor also sets interim ambitions, aiming to reduce net carbon intensity with 20% by 2030 and 40% by 2035.

“This is a business strategy to ensure long-term competitiveness during a period with profound changes in the energy systems, as society moves towards net zero. We are building on our position as a global leader within carbon efficient production of oil and gas. We will continue to cut emissions, and in the longer term, Equinor expects to produce less oil and gas than today recognising reducing demand. Significant growth within renewables and low carbon solutions will increase the pace of change towards 2030 and 2035,” says Opedal.

Optimised oil and gas portfolio

Equinor’s oil and gas portfolio can deliver a free cashflow after tax and investments(2) of USD 45 billion(3) from 2021 to 2026. New projects coming on stream by 2030 have an average break even below 35 USD/bbl and a short payback time of less than 2.5 years(3).

On the Norwegian continental shelf, Equinor is optimising its operations to deliver strong value creation and an average annual free cash flow of around USD 4.5 billion(3) in 2021 – 2030. Further improvements at the world class Johan Sverdrup field reduces the break-even price for the full field with 25% to 15 USD/bbl. Internationally, Equinor is focusing its portfolio, exiting operated positions in unconventionals, prioritizing offshore operations where the company can utilize its core competence. The international portfolio is set to deliver strong cash flow, become more robust towards lower prices, and shows a significant upside at higher prices.

High value growth within renewables

Equinor expects gross investments(1) in renewables of around USD 23 billion from 2021 to 2026, and to increase the share of gross capex for renewables and low carbon solutions from around 4% in 2020 to more than 50% by 2030. Based on early low-cost access at scale, Equinor expects to reach a installed capacity of 12 – 16 GW (Equinor share) by 2030. Reflecting current markets levels, Equinor is adjusting expected project base real returns to 4 – 8% and remains determined to capturing higher equity returns through project financing and farm downs. Early access followed by targeted farm down is an integrated part of the value creation proposition. So far, Equinor has divested assets for 2.3 billion USD, booked a capital gain of USD 1.7 billion and expects to deliver nominal equity returns in the range of 12 – 16% from the offshore wind projects with offtake contracts in the UK and US.

New market opportunities in low carbon solutions

The energy transition represents an opportunity for Equinor to leverage its leading position within carbon management and hydrogen, and to develop and grow new value chains and markets. By 2035, Equinor’s ambition is to develop the capacity to store 15 -30 million tonnes CO2 per year and to provide clean hydrogen in 3-5 industrial clusters.

Competitive capital distribution

The Board of Directors of Equinor has decided on a quarterly cash dividend of 18 cents per share for second quarter 2021, an increase of 3 cents from first quarter. The second quarter 2021 cash dividend will formally be declared and announced in connection with the announcement of the second quarter results, including key information relating to the dividend.

The Board has also decided to introduce a new annual share buy-back programme of around USD 1.2 billion starting from 2022. In addition, Equinor expects to execute two tranches of share buy-backs in 2021, with a first tranche of USD 300 million to be launched after announcement of second quarter results, and an indicative second tranche of USD 300 million to be launched after announcement of third quarter results

The new share buy-back programme is expected to be executed when Brent oil prices are in or above the range of 50-60 USD/bbl and Equinor’s net debt ratio(1) stays within the communicated ambition of 15-30% and this is supported by commodity prices.

The USD 5 billion share buy-back programme launched on 5 September 2019, and suspended as of 22 March 2020, is cancelled.

All share buyback amounts include shares to be redeemed by the Norwegian State.

The purpose of the share buy-back programme is to reduce the issued share capital of the company. All shares repurchased as part of the programme will be cancelled. According to an agreement between Equinor and the Norwegian State, the Norwegian State will participate in share buy-backs on a proportionate basis. Execution of share buy-backs after the 2022 annual general meeting is subject to a renewed authorization, including renewal of the agreement with the Norwegian State. Share buy backs will be executed within applicable safe harbour provisions. Key information related to the first tranche of the share buy-back programme will be announced and executed following announcement of the second quarter 2021 financial report.

Outlook:

• Organic capital expenditures(2) are estimated at an annual average of USD 9-10 billion for 2021-2022 and at around USD 12 billion for 2023 – 2024(4).

• Production growth(5) from 2020 to 2021 is estimated to be around 2%.

See Forward Looking Statements on our webpages:

https://www.equinor.com/en/investors/quarterly-results/cmu2021-forward-looking-statement.html

Footnotes:

1: Gross capex defined as capital expenditures before project financing

2: Non GAPP measure

3: Based on 60 USD per bbl

4: Annual average organic capital expenditures based on USD/NOK of 9

5: The growth percentage is based on historical production numbers, adjusted for portfolio measures

Press

Sissel Rinde, vice president Media Relations,

+ 47 412 60 584 (mobile)

This information is subject to the disclosure requirements pursuant to section 5-12 of the Norwegian Securities Trading Act.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EQUINOR ASA (Registrant)
Dated: June 15, 2021	By:	___/s/ Svein Skeie Name: Svein Skeie Title: Chief Financial Officer